UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                     FORM 12b-25


NOTIFICATION OF LATE FILING     COMMISSION FILE NUMBER 000-30928

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K []Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

         Path 1 Network Technologies Inc.

Address of Principal Executive Office:

         3636 Nobel Drive, Suite 275
         San Diego, CA  92122


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

Path 1 is filing its Form 10- K late due to a significant amount of recent material information regarding financing, changes within the Company's Board of Directors and the disposition of our Silicon Systems business unit (Sistolic).